UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Butterfly Network, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

124155102

(CUSIP Number)

Michael J. Rothberg

c/o Butterfly Network, Inc.

530 Old Whitfield Street
Guilford, Connecticut 06437

(203) 689-5650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 1 of 14

1	NAMES OF REPORTING PERSON Michael J. Rothberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,576,260[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,576,260[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,576,260[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[2]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 5,106,560 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by the Michael J. Rothberg Family Trust u/a/d September 4, 1998, as amended; Michael J. Rothberg, Trustee; (ii) 34,504 shares of Class A common stock of the Issuer held by Michael J Rothberg Cust Justin Rothberg UTMA FL; and (iii) 10,112 shares of Class A common stock of the Issuer held by the Molinari Family Children’s Trust u/a/d October 25, 2010; Michael Rothberg, Trustee; (iv) 107,822 shares of Class A common stock of the Issuer held by the Averill L. Meadow Trust u/a/d November 17, 2016; Celia Rothberg Meadow and Michael J. Rothberg, Trustees; (v) 442,934 shares of Class A common stock of the Issuer held by the CRM 2020 GST Trust u/a/d  September 15, 2020; Eric S. Meadow and Michael J. Rothberg, Trustees; (vi) 132,343 shares of Class A common stock of the Issuer held by the Daniel B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020; Nan Mead Birdwhistell  and Michael J Rothberg, Trustees; (vii) 1,286,156 shares of Class A common stock of the Issuer held by the Gijami Trust u/a/d September 1, 1988, as amended; Irene Rothberg Molinari and Michael J. Rothberg, Trustees; (viii) 107,822 shares of Class A common stock of the Issuer held by the HAS 2012 GST Trust u/a/d December 21, 2012; Eric S. Meadow and Michael J. Rothberg, Trustees; (ix) 107,832 shares of Class A common stock of the Issuer held by the Herschel E. Meadow Trust u/a/d November 17, 2016; Celia Rothberg Meadow and Michael J. Rothberg, Trustees; (x) 132,343 shares of Class A common stock of the Issuer held by the Jason B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020; Nan Mead Birdwhistell and Michael J Rothberg, Trustees; and (xi) 107,832 shares of Class A common stock of the Issuer held by the Simone A. Meadow Trust u/a/d November 17, 2016; Celia Rothberg Meadow and Michael J. Rothberg, Trustees.

2 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 2 of 14

1	NAMES OF REPORTING PERSON Michael J. Rothberg Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,106,560
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,106,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,106,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%[3]
14	TYPE OF REPORTING PERSON OO

3 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 3 of 14

1	NAMES OF REPORTING PERSON Michael J Rothberg Cust Justin Rothberg UTMA FL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 34,504
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 34,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[4]
14	TYPE OF REPORTING PERSON OO

4 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 4 of 14

1	NAMES OF REPORTING PERSON Molinari Family Children’s Trust u/a/d October 25, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,112
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[5]
14	TYPE OF REPORTING PERSON OO

5 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 5 of 14

1	NAMES OF REPORTING PERSON Averill L. Meadow Trust u/a/d November 17, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 107,822
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 107,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[6]
14	TYPE OF REPORTING PERSON OO

6 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 6 of 14

1	NAMES OF REPORTING PERSON CRM 2020 GST Trust u/a/d September 15, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 442,934
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 442,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[7]
14	TYPE OF REPORTING PERSON OO

7 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 7 of 14

1	NAMES OF REPORTING PERSON Daniel B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 132,343
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 132,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[8]
14	TYPE OF REPORTING PERSON OO

8 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 8 of 14

1	NAMES OF REPORTING PERSON Gijami Trust u/a/d September 1, 1988, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,286,156
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,286,156

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[9]
14	TYPE OF REPORTING PERSON OO

9 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 9 of 14

1	NAMES OF REPORTING PERSON HAS 2012 GST Trust u/a/d December 21, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 107,822
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 107,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[10]
14	TYPE OF REPORTING PERSON OO

10 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 10 of 14

1	NAMES OF REPORTING PERSON Herschel E. Meadow Trust u/a/d November 17, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 107,832
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 107,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[11]
14	TYPE OF REPORTING PERSON OO

11 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 11 of 14

1	NAMES OF REPORTING PERSON Jason B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 132,343
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 132,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[12]
14	TYPE OF REPORTING PERSON OO

12 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 12 of 14

1	NAMES OF REPORTING PERSON Simone A. Meadow Trust u/a/d November 17, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 107,832
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 107,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[13]
14	TYPE OF REPORTING PERSON OO

13 Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 13 of 14

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on February 22, 2021 (the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share of Butterfly Network, Inc., a Delaware corporation (the “Issuer”).

As set forth below, as a result of the transactions described herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

Item 2 sections (a), (c) and (f) are hereby amended and restated in their entirely below:

(a) This Statement is being filed on behalf of (i) Michael J. Rothberg, (ii) Michael J Rothberg Cust Justin Rothberg UTMA FL, and the following trusts (collectively, the “Trusts”): (iii) the Michael J. Rothberg Family Trust, (iv) the Molinari Family Children’s Trust u/a/d October 25, 2010, (v) the Averill L. Meadow Trust u/a/d November 17, 2016, (vi) the CRM 2020 GST Trust u/a/d September 15, 2020, (vii) the Daniel B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020, (viii) the Gijami Trust u/a/d September 1, 1988, as amended, (ix) the HAS 2012 GST Trust u/a/d December 21, 2012, (x) the Herschel E. Meadow Trust u/a/d November 17, 2016, (xi) the Jason B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020, and (xii) the Simone A. Meadow Trust u/a/d November 17, 2016 (together, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(c) Mr. Rothberg is the Trustee of each of the Trusts and the Custodian of Michael J Rothberg Cust Justin Rothberg UTMA FL.

(f) Mr. Rothberg is a citizen of the United States of America. Each of the Trusts is a trust formed under the laws of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On March 24, 2021, Rothberg Family Fund I, LLC distributed 28,120,307 shares of Class A common stock of the Issuer to its members, and member L7 Investments LLC further distributed its shares of Class A common stock of the Issuer to its members, each on a pro rata basis, for no consideration. As members of the Rothberg Family Fund I, LLC or L7 Investments LLC, Michael J Rothberg Cust Justin Rothberg UTMA FL and each of the Trusts received shares from the distributions and now hold their respective shares directly.

Item 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 14 of 14

Item 5.	Interest in Securities of the Issuer.

Item 5 section (e) is hereby amended and restated in its entirety below:

(e) As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Class A common stock. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety below:

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Certain of the Reporting Persons are parties to the Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, the initial stockholders, including Longview Investors LLC, certain affiliates of Glenview Capital Management, LLC and certain holders of Legacy Butterfly securities (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to register for resale the securities held by the stockholders party thereto and which restricts the ability of the Reporting Persons from transferring its shares in the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Issuer’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of the Issuer’s common stock for cash, securities or other property.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Michael J. Rothberg, Michael J Rothberg Cust Justin Rothberg UTMA FL and the Trusts, dated as of March 26, 2021.

2.	Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, Legacy Butterfly and certain of their securityholders (incorporated by reference from Exhibit 10.19 the Form 8-K of Butterfly Network, Inc. filed with the Securities and Exchange Commission on February 16, 2021 (File No. 001-39292)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021	/s/ Michael J. Rothberg
Michael J. Rothberg

Michael J Rothberg Cust Justin Rothberg UTMA FL
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Custodian

Michael J. Rothberg Family Trust
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Molinari Family Children’s Trust u/a/d October 25, 2010
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Averill L. Meadow Trust u/a/d November 17, 2016
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

CRM 2020 GST Trust u/a/d September 15, 2020
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Daniel B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Gijami Trust u/a/d September 1, 1988, as amended
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

HAS 2012 GST Trust u/a/d December 21, 2012
	By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Herschel E. Meadow Trust u/a/d November 17, 2016
By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Jason B Rothberg 2020 Irrevocable Directed Trust u/a/d December 11, 2020
By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee

Simone A. Meadow Trust u/a/d November 17, 2016
By:	/s/ Michael J. Rothberg
Name: Michael J. Rothberg
Title: Trustee